VOTING INSTRUCTION FORM

INTELLIPHARMACEUTICS INTERNATIONAL INC.

SEE VOTING INSTRUCTIONS ON REVERSE WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.	INTERNET VOTE: WWW.PROXYVOTE.COM TELEPHONE VOTE: 1-800-474-7493

MEETING TYPE: ANNUAL AND SPECIAL MEETING
MEETING DATE: THURSDAY, MARCH 29, 2012 AT 10:30 A.M. EDT
RECORD DATE: FOR HOLDERS AS OF FEBRUARY 17, 2012
PROXY DEPOSIT DATE: MARCH 27, 2012
ACCOUNT NUMBER:
CUSIP: 458173101 **CUID:** S89791 2 **CONTROL NO. :**

APPOINTEE(S): DR. ISA ODIDI, DR. AMINA ODIDI
IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE PERSON ATTENDING THE MEETING ON THE APPOINTEE LINE BELOW

PLEASE PRINT APPOINTEE NAME

ITEM(S)	VOTING RECOMMENDATIONS
2 *. ON THE REAPPOINTMENT OF DELOITTE & TOUCHE LLP, CHARTERED ----------->>> ACCOUNTANTS, AS THE AUDITOR OF THE COMPANY AND TO AUTHORIZE THE DIRECTORS TO FIX THE AUDITOR'S REMUNERATION.	FOR 0010200 --->>>
3 *. THE RESOLUTION APPROVING UNALLOCATED OPTIONS, RIGHTS AND ------->>> ENTITLEMENTS UNDER THE COMPANY'S STOCK OPTION PLAN AS SET OUT IN THE ACCOMPANYING MANAGEMENT PROXY CIRCULAR.	FOR 0022401 --->>>

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.
NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

NOTE THE RECORD DATE INDICATED ABOVE HAS BEEN BACKDATED TO THE PREVIOUS BUSINESS DAY AS THE DATE LISTED IN THE MATERIAL FALLS ON A HOLIDAY/WEEKEND.

VOTE USING YOUR MOBILE DATA DEVICE SUCH AS SMART PHONES AND TABLETS AT WWW.PROXYVOTE.COM

FOLD IN HALF - DO NOT DETACH

1 **ELECTION OF DIRECTORS** (FILL IN ONLY ONE BOX " " PER NOMINEE IN BLUE OR BLACK INK)
VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS

	FOR	WITHHOLD
C1-DR. ISA ODIDI	☐	☐
C2-DR. AMINA ODIDI	☐	☐
C3-JOHN ALLPORT	☐	☐
C4-BAHADUR MADHANI	☐	☐
C5-KENNETH KEIRSTEAD	☐	☐
C6-DR. ELDON R. SMITH	☐	☐

ITEM(S) (FILL IN ONLY ONE BOX " " PER ITEM IN BLUE OR BLACK INK)

0000

2 ITEM(S)
SHARE(S)

	FOR	WITHHOLD	AGAINST
2	☐	☐	
3	☐		☐

CONTROL NO.: →

Broadridge
5970 CHEDWORTH WAY
MISSISSAUGA, ON L5R 4G5

S89791 2 1 OF 1

INTELLIPHARMACEUTICS INTERNATIONAL INC.
30 WORCESTER ROAD
TORONTO, ON M9W 5X2
CANADA

* ISSUER CONFIRMATION COPY - INFO ONLY *
THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY
PLEASE DO NOT USE IT FOR VOTING PURPOSES.
SIGNATURE(S) DATE (DD/MM/YY)
* INVALID IF NOT SIGNED *

FOLD IN HALF - DO NOT DETACH

06

1 1-0001

VOTING INSTRUCTION FORM

INTELLIPHARMACEUTICS INTERNATIONAL INC.

SEE VOTING INSTRUCTION NO. 2 ON REVERSE	INTERNET VOTE: WWW.PROXYVOTE.COM TELEPHONE VOTE: 1-800-454-8683

MEETING TYPE:	ANNUAL AND SPECIAL MEETING
MEETING DATE:	THURSDAY, MARCH 29, 2012 AT 10:30 A.M. EDT
RECORD DATE:	FOR HOLDERS AS OF FEBRUARY 17, 2012
PROXY DEPOSIT DATE:	MARCH 27, 2012 458173101

1 1-0001

WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.

ITEM(S)	VOTING RECOMMENDATIONS
2 - ON THE REAPPOINTMENT OF DELOITTE & TOUCHE LLP, CHARTERED ---------->>> ACCOUNTANTS, AS THE AUDITOR OF THE COMPANY AND TO AUTHORIZE THE DIRECTORS TO FIX THE AUDITOR'S REMUNERATION.	FOR 0070103 -->>>
3 - THE RESOLUTION APPROVING UNALLOCATED OPTIONS, RIGHTS AND ---------->>> ENTITLEMENTS UNDER THE COMPANY'S STOCK OPTION PLAN AS SET OUT IN THE ACCOMPANYING MANAGEMENT PROXY CIRCULAR.	FOR 0022401 -->>>

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

NOTE THE RECORD DATE INDICATED ABOVE HAS BEEN BACKDATED TO THE PREVIOUS BUSINESS DAY AS THE DATE LISTED IN THE MATERIAL FALLS ON A HOLIDAY/WEEKEND.

VOTE USING YOUR MOBILE DATA DEVICE SUCH AS SMART PHONES AND TABLETS AT WWW.PROXYVOTE.COM

FOLD AND DETACH HERE

INTELLIPHARMACEUTICS INTERNATIONAL INC.

ANNUAL AND SPECIAL MEETING TO BE HELD 03/29/12 AT 10:30 A.M. EDT FOR HOLDERS AS OF 02/17/12

1 ELECTION OF DIRECTORS (FILL IN ONLY ONE BOX " ▬ " PER NOMINEE IN BLUE OR BLACK INK)

VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS

	FOR	WITHHOLD
01-DR. ISA ODIDI	☐	☐
02-DR. AMINA ODIDI	☐	☐
03-JOHN ALLPORT	☐	☐
04-BAHADUR MADHANI	☐	☐
05 KENNETH KEIRSTEAD	☐	☐
06-DR. ELDON R. SMITH	☐	☐

ITEM(S) (FILL IN ONLY ONE BOX " ▬ " PER ITEM IN BLUE OR BLACK INK)

2	FOR ☐	WITHHOLD ☐	
3	FOR ☐	AGAINST ☐	

A/C *** ISSUER COPY ***

FILL IN THE BOX " ▬ " TO THE RIGHT IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING ☐

Broadridge

51 MERCEDES WAY
EDGEWOOD NY 11717

458173101 S89790

INTELLIPHARMACEUTICS INTERNATIONAL INC.
30 WORCESTER ROAD
TORONTO, ON M9W 5X2
CANADA

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S) DATE

FOLD AND DETACH HERE